FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **November 2006**

Commission File Number 001-31269

ALCON, INC.
(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___x___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Kevin Buehler, Senior Vice President, United States and Chief Marketing Officer United States has been promoted to Senior Vice President, Global Markets and Chief Marketing Officer effective January 1, 2007. In this role, Mr. Buehler will lead all worldwide commercial operations for Alcon's pharmaceutical, surgical and consumer product lines.

During his 22 years at Alcon, Mr. Buehler has acquired a broad diversity of U.S. and international management experience. In addition to his current duties and responsibilities, he has also served as Vice President Consumer Sales, Vice President Managed Care, Vice President/General Manager Consumer and Area Vice President for Latin America, Asia/Canada. He has been a key participant in the development of Alcon's strategic initiatives around the world for many years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   November 8, 2006   By   /s/ Joanne Beck
                                        Name: Joanne Beck
                                        Title: Vice President

Date   November 8, 2006   By   /s/ Stefan Basler
                                        Name: Stefan Basler
                                        Title: Attorney in Fact